Exhibit 99.1

Americas Gold and Silver Pours First Gold at Relief Canyon, Provides 2-Year Outlook and 2019 Operating Results

TORONTO, Feb. 18, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, is pleased to announce that Relief Canyon poured its first gold over the weekend and provide the Company's production outlook for 2020 and 2021 as well as operating results for 2019. As previously released, the Galena Complex is not included in any projections as the focus is on the recapitalization plan. All amounts are expressed in US dollars unless otherwise noted.

Highlights

  The Company successfully poured first gold at its Relief Canyon gold mine and has completed initial construction within the estimated budget of $28 to $30 million.
  Relief Canyon ramp up is proceeding well with approximately 200,000 tonnes stacked on the leach pad.  The mine is now running 24-hours a day which will enable the operation to reach design capacity of 14,500 tonnes per day.
  Precious metals production is expected to significantly increase over the next two years as production ramps up at Relief Canyon coupled with an anticipated increase in silver production from the Cosalá Operations starting in the second half of 2020.  The Company's gold equivalent1 production is expected to increase from approximately 14,000 ounces in 2019 to a range of 60,000 to 70,000 ounces in 2020 and 90,000 to 110,000 ounces in 2021, greater than a 300% and 500% increase, respectively, in gold equivalent production compared with 2019.  The two-year outlook does not include production from the Galena Complex following the announcement of the recapitalization plan for 2020.
  Production from the Cosalá Operations increased year-over-year across key metrics including ore processed, silver production, zinc production and lead production.  Silver production increased by 28% to 572,036 silver ounces in 2019 from 448,150 silver ounces in 2018.  Cash costs2 and all-in sustaining costs2 ("AISC") were negatively impacted by lower zinc and lead prices as well as increased concentrate treatment charges.
  Recapitalization of the Galena Complex began in mid-October 2019 with the focus over the next 18 months on mine development, new equipment purchases and exploration to define and expand silver resources.  As a result, the Company has suspended disclosure of certain operating metrics such as production, cash cost and AISC for the Galena Complex.
  As of December 31, 2019, the Company had cash and cash equivalents of $20.0 million.

"Relief Canyon has successfully poured its first gold and the Company is excited to see the asset ramp up toward commercial production in the second quarter of this year," stated Americas President and CEO Darren Blasutti. "Our two-year outlook demonstrates that 2020 will be a transformational year for the Company with further significant increases expected in 2021. Relief Canyon will provide considerable exposure to gold and increase the Company's forecasted consolidated revenue to approximately 70% from precious metals based on current prices."

"The Cosalá Operations recently accessed the Upper Zone and is expected to increase silver production in late 2020 continuing into 2021. The recapitalization plan at the Galena Complex is proceeding well and is anticipated to provide long-term benefits for the operation starting in 2021."

Relief Canyon – First Gold Pour

Initial construction at Relief Canyon is complete and the operation successfully achieved its first gold pour just nine months from the start of construction in mid-May 2019. The initial capital is estimated to be within the budget of $28 to $30 million.

Americas began actively mining ore at Relief Canyon in early December 2019. To date, the operation has approximately 200,000 tonnes of ore placed on the leach pad. The ore crushing and stacking circuit is performing as expected and the ADR plant is now fully functioning. Relief Canyon is mining and stacking ore on a 24-hour basis. Production is ramping up and the Company expects to reach design crushing and stacking rates of approximately 14,500 tonnes per day.

Approximately 150,000 tonnes of ore has been stockpiled ahead of the crusher and is waiting to be placed on the leach pad. Waste stripping is ahead of plan with mining activities focussed on the North and Lightbulb areas of the pit. Commercial production is expected before the end of Q2-2020.

Consolidated 2-Year Production Outlook

Table 1* Consolidated 2-Year Outlook (Excluding the Galena Complex)
	2020 Guidance	2021 Outlook
Gold Production (ounces)	50 – 60 koz	80 – 90 koz
Silver Production (ounces)	0.8 – 0.9 Moz	1.0 – 1.5 Moz
Gold Equivalent Production (ounces)	60 – 70 koz	90 – 110 koz
All-in Sustaining Cost ($ per equivalent gold ounce)	$900 – 1,100/oz	$850 – 1,050/oz
Cost of Sales ($ per equivalent gold ounce)	$1,100 – 1,250/oz	$1,000 – 1,200/oz
Sustaining Capital Expenditures ($)	$8 – 10 M	$8 – 10 M

* Forecasts for 2020 and 2021 include only Relief Canyon and the Cosalá Operations.  2020 Guidance assumes 11 months of production from the Cosalá Operations.  Continuation of the blockade may impact guidance further.

2020 Guidance

The Company expects to significantly increase precious metals production with the gold contribution from Relief Canyon. Consolidated gold equivalent production for 2020 is anticipated to be between 60,000 to 70,000 ounces which includes pre-commercial production gold sales from Relief Canyon. This represents a year-over-year increase in gold equivalent production of approximately 300%.

All-in sustaining costs (net of by-product zinc and lead credits assuming $1.05/lbs zinc and $0.90/lbs lead) for 2020 are expected to range between $900 to $1,100 per gold equivalent ounce.

Silver production from the Cosalá Operations in 2020 is forecast to be between 0.8 to 0.9 million silver ounces. The Cosalá Operations are expected to increase silver production throughout 2020 benefitting from higher grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2020. Zinc and lead production from the Cosalá Operations are expected to remain at levels similar to 2019. Production from Cosalá is predicated on a resolution to the illegal blockade that has currently forced the Company to suspend mining and processing.

Anticipated capital expenditures for the Company in 2020 of $8 to $10 million are related to the completion and ramp-up of Relief Canyon and sustaining capital at the Cosalá Operations. This does not include capital related to the Galena Complex recapitalization plan.

2021 Outlook

The Company anticipates gold equivalent production to further increase in 2021 as Relief Canyon contributes a full year of commercial production. Gold equivalent production is expected to increase to between 90,000 to 110,000 ounces in 2021 bringing the increase to greater than 500%. The 2021 outlook includes silver production from the Cosalá Operations of 1.0 to 1.5 million silver ounces. Production from Cosalá in 2021 is expected to fully benefit from higher grade silver areas in the Upper Zone that increasingly contribute by the end of 2020. A wider production range is provided for 2021 as a conservative measure by the Company, taking into account that Relief Canyon is a new operation and a detailed 2021 mine plan has not been formally approved.

Capital expenditures for the Company for 2021 are estimated to be between $8 to 10 million.

Consolidated Full Year 2019 Production Details

Table 2 Consolidated Production Highlights**
	2019	2018	Change
Processed Ore (tonnes milled)	701,884	685,152	2%
Silver Production (ounces)	1,163,618	1,417,537	(18%)
Silver Grade (grams per tonne)	70	84	(16%)
Cost of Sales ($ per equiv. ounce silver)	$8.42	$8.29	2%
Cash Costs ($ per ounce silver)	$4.61	($0.63)	834%
All-in Sustaining Costs ($ per ounce silver)	$12.71	$9.80	30%
Zinc Production (pounds)	43,314,002	34,219,472	27%
Lead Production (pounds)	26,193,098	30,466,799	(14%)
Silver Equivalent Production (ounces)	5,836,446	6,286,531	(7%)

** Production and costs only include 9 months from the Galena Complex in 2019 and a full year in 2018.

Consolidated production in 2019 was 5.8 million silver equivalent3 ounces including 1.2 million silver ounces, compared to production in 2018 of 6.3 million silver equivalent ounces, including 1.4 million silver ounces, representing a decrease of 18% and 7%, respectively. Production in 2019 includes only nine months of production from the Galena Complex, which is the primary reason production decreased year-over-year. Production from the Galena Complex in Q4-2019 has been excluded from the consolidated results.

Consolidated cash costs were approximately $4.61 per silver ounce and consolidated AISC were approximately $12.71 per silver ounce, both representing increases year-over-year. The increased costs were primarily the result of lower realized by-product metal prices, coupled with higher concentrate treatment costs. The average zinc price in 2019 decreased by approximately 13% while the average lead price decreased by approximately 11% compared with 2018. The average zinc spot treatment charge increased by approximately 300% year-over-year.

Cosalá Operations 2019 Production Details

Table 3 Cosalá Operations Highlights
	2019	2018	Change
Processed Ore (tonnes milled)	613,814	544,472	13%
Silver Production (ounces)	572,036	448,150	28%
Silver Grade (grams per tonne)	50	47	6%
Cost of Sales ($ per equiv. ounce silver)	$5.89	$5.59	5%
Cash Costs ($ per ounce silver)	($18.31)	($37.95)	52%
All-in Sustaining Costs ($ per ounce silver)	($10.90)	($19.66)	45%
Zinc Production (pounds)	43,314,002	34,219,472	27%
Lead Production (pounds)	16,374,030	12,865,832	27%
Silver Equivalent Production (ounces)	4,685,053	4,165,326	12%

The Cosalá Operations produced 572,036 ounces of silver in 2019 and 4.7 million ounces of silver equivalent at cash costs of negative ($18.31) per silver ounce and AISC of negative ($10.90) per silver ounce. Silver production increased by 28% while silver equivalent production increased by 12% over the prior year. The stronger production results were driven by higher throughput and grade as well as continued improvement in recoveries. Cash costs and AISC increased by 52% and 45%, respectively, compared to 2018. Despite the increase in production of both zinc and lead, the decrease in the prices year-over-year coupled with the increase in concentrate treatment costs, negatively impacted cash costs and AISC.

Development of the incline ramp has reached the Upper Zone at the San Rafael mine. The Upper Zone contains higher grade silver areas which should benefit silver production as it starts to contribute towards the end of 2020 and for the full year in 2021.

Galena Complex 2019 Production Details

The Galena Complex produced 751,182 ounces of silver during 2019 and 1.4 million ounces of silver equivalent. Silver and silver equivalent production decreased by 23% and 32%, respectively, compared to the prior year. As highlighted in the Company's press release dated November 1, 2019, the Company has chosen to suspend further disclosure of certain operational metrics such as production, cash cost and AISC for the Galena Complex until the recapitalization plan is substantially completed, estimated to be by the end of fiscal 2021.

Total estimated capital expenditures in 2020 at the Galena Complex will be $13 to $15 million of which Americas share is estimated to be $2 to $4 million. The capital will focus on exploration to define new silver resources, purchase of mine equipment and underground development.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company's newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416-848-9503

This news release constitutes a designated news release for the purposes of the Company's prospectus supplement dated February 18, 2020 to its short form base shelf prospectus dated June 28, 2019, and shall be deemed to be incorporated by reference into the base shelf prospectus.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver's expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of commercial production at Relief Canyon, the resolution and removal of the illegal blockade at the Company's Cosalá Operations and the resumption of mining and processing operations. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Gold equivalent production throughout this press release was calculated based on an 80:1 silver to gold ratio.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company's previous year-end and quarterly MD&A reports as well as our updated year-end results expected to be released in early March, 2020.

3 Silver equivalent production throughout this press release was calculated based on silver, zinc and lead realized prices during each respective period.